FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

The Board of Directors of the Bank, at the meeting held on May 6, 2019, had approved fund raising through issuance of debt securities. Pursuant to the same, the Bank has allotted 9,450 Basel III compliant unsecured subordinated Tier 2 bonds in the nature of debentures aggregating to INR 9.45 billion on private placement basis, date of allotment being February 17, 2020. The bonds are redeemable at the end of 10 years (redemption date being February 17, 2030) and there is an issuer call option on or after the 5th anniversary from date of allotment, subject to RBI approval. The bonds are eligible for inclusion as Tier 2 capital of the Bank in terms of Master Circular no. DBR.No.BP.BC.1/21.06.201/2015-16 dated July 01, 2015 issued by the Reserve Bank of India and have the rights, privileges and features customary for such Tier 2 issuances.

The bonds carry a coupon of 7.10% p.a. payable annually and were issued at par. The bonds would be listed in the relevant segment of the NSE and/or BSE.

The bonds are rated “CARE AAA; Stable” by Credit Analysis & Research Limited and “[ICRA]AAA (hyb); Stable” by ICRA Limited.

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	February 17, 2020	By:	/s/ Anindya Banerjee
			Name :	Mr. Anindya Banerjee
			Title :	Head - Investor Relations & Strategy